UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69828

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____12/01/20_____ AND ENDING_____12/31/20_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Annexus Securities, LLC

	OFFICIAL USE ONLY
	_____
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16767 N. Perimeter Dr., Suite 320
(No. and Street)

Scottsdale   AZ   85260
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Lepore   (480) 321-8992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

801 Nicollet Mall, West Tower, Suite 1100   Minneapolis   MN   55402
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Lepore, Chief Compliance Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Annexus Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

_____
Chief Compliance Officer
Title



ASHLEY MELLOR
Notary Public – Arizona
Maricopa County
My Comm. Expires Jun 29, 2021



_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANNEXUS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

ANNEXUS SECURITIES, LLC
SCOTTSDALE, ARIZONA

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

CONTENTS



Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Annexus Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Annexus Securities, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

RSM US LLP

Minneapolis, Minnesota
March 15, 2021


ANNEXUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

CONFIDENTIAL

ASSETS


Cash	$	197,935
Commission Receivable		97,827
Prepaid expenses		31,288
TOTAL ASSETS		327,050


LIABILITIES AND MEMBER'S EQUITY


LIABILITIES		
Due to related parties	$	97,717
Accrued employee bonus		2,435
TOTAL LIABILITIES		100,152
MEMBER'S EQUITY		226,898
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	327,050

The accompanying notes are an integral part of the financial statements.

ANNEXUS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Annexus Securities, LLC (the "Company") is an Arizona limited liability company, which is wholly owned by Annexus Holding LLLP ("Holdings"), an Arizona limited liability limited partnership.

The Company was formed in 2016 to provide innovative retirement solutions to individuals. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is considered a non-covered firm and relies on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5, as the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). On August 31, 2020, the Company amended its Membership Agreement to be considered a non-covered firm.

The Company operates as a securities broker-dealer, marketing and wholesaling registered annuities and other investment products to its Independent Distribution Companies. The Company is headquartered in Scottsdale, Arizona.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practice within the brokerage industry. The accompanying financial statements are presented on the accrual basis of accounting, in conformity with GAAP.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

ANNEXUS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (CONT.)

DECEMBER 31, 2020

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company's accounts receivable are from commission paid by an unaffiliated broker-dealer for marketing, training and wholesaling of their registered products. Commission receivable over 30 days are considered past due and treated as a nonallowable asset for net capital purposes. As of December 31, 2020, there was no allowance for credit losses recorded in the financial statements.

Commission receivables from broker-dealers were $97,827 at December 31, 2020 and recorded as commission receivable on the statement of financial condition. The Company did not have any other significant commission receivable assets or commission payable balances as of December 31, 2020.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Loss (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13") The new guidance requires an entity to measure all expected credit losses for financial assets measured at amortized cost and are held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019. Due to the short-term nature of the Company's receivables, the adoption of ASU 2016-13 on January 1, 2020 did not have a material impact on its financial statements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Expense Sharing Agreement

The Company is part of an expense sharing agreement with Annexus Management Company, LLC ("AMC") such that certain general and administrative expenses are allocated to the Company primarily based on the proportion of employee headcount and resources utilized. The expense sharing agreement also requires reimbursement for direct costs incurred by AMC on behalf of the Company. All appropriate allocations have been made for the year ended December 31, 2020 and are included in the accompanying financial statements.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. AMC has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements. The Company is subject to federal and state income tax examinations for taxable years 2017 - 201

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred through the date the Company's financial statements were issued, for possible recognition or disclosure in the financial statements.

NOTE 3 -   ONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company engages in various marketing and wholesaling activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk from loss of revenue. The risk of default depends on the creditworthiness of the issuer of the instrument. The Company's policy is periodically to review the credit standing of each issuer.

NOTE 4 - TRANSACTIONS WITH AFFILIATES

During 2020 AMC paid various expenses on behalf of the Company. Expenses with affiliates include salaries, securities compensation, and benefits for shared employees, management fees and allocation of rent. These management fees are described in detail in Note 2 under the expense sharing agreement and relate to general and administrative expenses. As of December 31, 2020, net payable to AMC totaled $97,717.

NOTE 5 -   OMMITMENTS AND CONTINGENCIES

From time to time the Company is involved or may be involved in legal proceedings, the outcome of which is uncertain, but are not considered to have a material effect on the financial statements.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had regulatory net capital of $193,867, which was $187,190 in excess of its required net capital of $6,677. The Company's percentage of aggregate indebtedness to net capital ratio was 52%.